UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NantHealth, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

630104305

(CUSIP Number)

Nant Capital, LLC

Attn: Charles Kenworthy

450 Duley Road

El Segundo, California 90245

(310) 836-6400

With a copy to:

Martin J. Waters

Thomas E. Hornish

Savir S. Punia

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 112,612 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 112,612 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,612 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

This percentage is calculated based upon (x) 112,612 shares of the Issuer’s Common Stock (as defined below) beneficially owned by Cambridge Equities, LP (“Cambridge Equities”), divided by (y) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 112,612 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 112,612 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,612 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) 112,612 shares of the Issuer’s Common Stock held by Cambridge Equities, divided by (y) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer. MP 13 Ventures, LLC (“MP 13 Ventures”) may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS NantWorks, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 4,340,895 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 4,340,895 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,895 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.80% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of (i) 4,147,469 shares of the Issuer’s Common Stock held by NantWorks, LLC (“NantWorks”); and (ii) 193,426 shares of the Issuer’s Common Stock held by NantOmics, LLC divided by (y) the sum of (i) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer. NantOmics is a majority-owned subsidiary of NantWorks and NantWorks shares voting and dispositive power over the shares beneficially owned by NantOmics. NantWorks disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by NantOmics except to the extent of their pecuniary interest.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 19,529,392 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 19,529,392 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,529,392 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.84% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of (i) 15,921,888 shares of the Issuer’s Common Stock held by Nant Capital, LLC (“Nant Capital”); and (ii) 3,607,504 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of September 6, 2023 pursuant to the conversion of a convertible promissory note divided by (y) the sum of (i) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer; and (ii) 3,607,504 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of September 6, 2023 pursuant to the conversion of a convertible promissory note.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 4,340,895 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 4,340,895 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,895 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.80% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of (i) 4,147,469 shares of the Issuer’s Common Stock held by NantWorks; and (ii) 193,426 shares of the Issuer’s Common Stock held by NantOmics, divided by (y) the sum of (i) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer. NantWorks is a wholly-owned subsidiary of California Capital Equity, LLC (“California Capital”). NantOmics is a majority-owned subsidiary of NantWorks. California Capital shares voting and dispositive power over the shares beneficially owned by NantWorks and NantOmics. California Capital disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by NantWorks and NantOmics except to the extent of their pecuniary interest.

13D

CUSIP No. 630104305

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 44,444 (See Item 5)
	(8)	SHARED VOTING POWER 23,982,899 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 44,444 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 23,982,899 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,027,343 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.31% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

This percentage is calculated based upon (x) the sum of (i) 44,444 shares of the Issuer’s Common Stock that Dr. Soon-Shiong has the right to acquire from the Issuer within 60 days of September 6, 2023 pursuant to the exercise of vested options; (ii) 112,612 shares of the Issuer’s Common Stock held by the Cambridge Equities; (iii) 4,147,469 shares of the Issuer’s Common Stock held by NantWorks; (iv) 15,921,888 shares of the Issuer’s Common Stock held by Nant Capital; (v) 3,607,504 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the issuer within 60 days of September 6, 2023 pursuant to the conversion of a convertible promissory note; (vi) 193,426 shares of the Issuer’s Common Stock held by NantOmics, divided by (y) the sum of (i) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer; (ii) 44,444 shares of the Issuer’s Common Stock that Dr. Soon-Shiong has the right to acquire from the Issuer within 60 days of September 6, 2023 pursuant to the exercise of vested options; and (iii) 3,607,504 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of September 6, 2023 pursuant to the conversion of a convertible promissory note. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities, California Capital, NantWorks, NantOmics, and Nant Capital. Dr. Soon-Shiong disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities, California Capital, NantWorks, NantOmics, and Nant Capital except to the extent of his pecuniary interest.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by:

(i)	Dr. Patrick Soon-Shiong, a natural person and citizen of the United States;

(ii)	Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”);

(iii)	MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”);

(iv)	NantWorks, LLC, a limited liability company organized under the laws of the State of Delaware (“NantWorks”);

(v)	Nant Capital, LLC, a limited liability company organized under the laws of the State of Delaware (“Nant Capital”); and

(vi)	California Capital Equity, LLC, a limited liability company organized under the laws of the State of Delaware (“California Capital”)

The persons and entities listed in items (i) through (vi) above are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b) The address of the principal business and principal office, as applicable, of each of Dr. Patrick Soon-Shiong, Cambridge Equities, MP 13 Ventures, California Capital, NantWorks, Nant Capital, and Messrs. Kenworthy and Morse is 450 Duley Road, El Segundo, California 90245.

(c) The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). The principal business of Nant Capital is investment. The principal business of California Capital is investment. California Capital is the sole shareholder of NantWorks. Dr. Soon-Shiong is the sole member of California Capital and Nant Capital and thus may be deemed to control California Capital and Nant Capital. Dr. Soon-Shiong is the Executive Chairman and Chief Executive Officer of the Issuer.

NantWorks is principally engaged in the business of being a holding company for healthcare and technology companies. NantWorks is the majority stockholder of NantOmics and thus may be deemed to control NantOmics. Dr. Soon-Shiong indirectly beneficially owns all of the equity interests in NantWorks and thus may be deemed to control NantWorks and each entity directly or indirectly controlled by NantWorks (including NantOmics).

(d) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In October 2012 and in conjunction with an investment by Verizon Investment LLC in our Series B units, NantWorks and certain of its affiliates contributed all of their outstanding equity interests in each of eviti, Inc., iSirona, LLC, Net.Orange, Inc., Qi Imaging, LLC, Vitality, Inc., NantCare, LLC and Assisteo Holding, Inc. to the Issuer in exchange for 400 million of the Issuer’s Series A units valued at $1.00 per unit, which were subsequently converted into shares of Common Stock in connection with the Issuer’s initial public offering.

Nant Capital (1) purchased $6.0 million of shares of Common Stock at a purchase price of $0.39 per share on August 28, 2023 pursuant to the Stock Purchase Agreement (as defined below), and (2) purchase the 2026 Notes (as defined below) in the aggregate principal amount of $62.223 million.

Cambridge Equities, L.P. (“Cambridge”), an entity affiliated with Dr. Soon-Shiong, exchanged $5.0 million of its $10.0 million in existing 5.5% convertible senior notes due 2021for shares of Common Stock, pursuant to an exchange agreement dated as of April 13, 2021 (the “Exchange Agreement”).

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer’s charter or by-laws; (f) the shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Patrick Soon-Shiong, is a Executive Chair and Chief Executive Officer of the Issuer.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Cambridge Equities beneficially owns 112,612 shares of the Issuer’s Common Stock, representing approximately 0.4% of the outstanding Common Stock. MP 13 Ventures may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

NantWorks beneficially owns 4,147,469 shares of the Issuer’s Common Stock. NantWorks is the majority shareholder of NantOmics, which beneficially owns 193,426 shares of the Issuer’s Common Stock, and as a result may be deemed to beneficially own, and share voting power and investment power over, all of the shares of the Issuer’s Common Stock described above as being beneficially owned by NantOmics. As a result, NantWorks may be deemed to beneficially own, in the aggregate, 4,430,895 shares of the Issuer’s Common Stock, representing approximately 15.8% of the outstanding Common Stock of the Issuer.

Nant Capital beneficially owns, in the aggregate, 19,529,392 shares of the Issuer’s Common Stock, consisting of 15,921,888 shares of the Issuer’s Common Stock directly owned by Nant Capital and 3,607,504 shares of the Issuer’s Common Stock that may be acquired by Nant Capital within 60 days of September 6, 2023 pursuant to the conversion of a convertible promissory note, representing approximately 62.8% of the outstanding Common Stock of the Issuer.

California Capital owns a majority of the shares of NantWorks and may be deemed to beneficially own, and share voting power and investment power over, all of the shares of the Issuer’s Common Stock described above as being beneficially owned by NantWorks and NantOmics. As a result, California Capital may be deemed to beneficially own, in the aggregate, 4,430,895 shares of the Issuer’s Common Stock, representing approximately 15.8% of the outstanding Common Stock of the Issuer.

Dr. Soon-Shiong beneficially owns options to purchase a total of 44,444 shares of the Issuer’s Common Stock held by Dr. Soon-Shiong that are exercisable within 60 days of September 6, 2023. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 44,444 shares of the Issuer’s Common Stock. In addition, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock described above as being beneficially owned by Cambridge Equities, NantWorks, NantOmics, Nant Capital and California Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 24,027,343 shares of the Issuer’s Common Stock, representing approximately 77.31% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 27,471,346 shares of the Issuer’s Common Stock outstanding as of September 6, 2023 as provided by the Issuer, and (ii) in the case of (w) Nant Capital, 3,607,504 shares of the Issuer’s Common Stock issuable to Nant Capital upon the conversion of a convertible promissory note, and (y) options to purchase a total of 44,444 shares of the Issuer’s Common Stock held by Dr. Soon-Shiong that are exercisable within 60 days of September 6, 2023.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 28, 2023, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain institutional and accredited investors, each as listed as signatories to the Purchase Agreement (the “Purchasers”), including Nant Capital, LLC (“Nant Capital”), an affiliate of Dr. Patrick Soon-Shiong, the Chief Executive Officer, a director and a significant stockholder of the Company, to issue and sell up to an aggregate of 24,896,248 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), in a private placement (the “Private Placement”). In the Private Placement, Nant Capital purchased (a) 15,384,616 shares of Common Stock at a price per share of $0.39, which is equal to the most recent quoted price of the Issuer’s Common Stock on the OTCQB Venture Market (the “OTCQB”) on August 25, 2023, and (b) 537,272 shares of Common Stock in exchange for $10.0 million aggregate principal amount of the demand promissory note, dated January 4, 2016, as amended and restated on May 9, 2016 and April 27, 2021, respectively, by and between the Company and Nant Capital (the “Subordinated Nant Capital Promissory Note”), at an exchange price per share of $18.61255, in accordance with the terms and conditions of the Subordinated Nant Capital Promissory Note. The source of funds for the transaction was capital contributions to the Issuer from Nant Capital and other investors.

On March 2, 2023, the Issuer and certain of the Issuer’s subsidiaries as guarantors (the “Subsidiary Guarantors,” and together with the Issuer, the “Obligors”), entered into a credit agreement (the “Credit Agreement”) with Nant Capital and Highbridge Tactical Credit Master Fund, L.P. and Highbridge Convertible Dislocation Fund, L.P. (collectively, “Highbridge”), as the lenders, GLAS USA, LLC, as administrative agent, and GLAS Americas, LLC, as collateral agent (collectively, “Agent”). The Credit Agreement provides for a senior secured term loan facility in an aggregate principal amount of $22.5 million in a single drawdown made by the Company at closing (the “Term Loan Facility”).

The maturity date of the Term Loan Facility is December 15, 2023 (the “Term Loan Maturity Date”) and accrues interest at an annual rate of 13% per annum with a 1% original issue discount. The Issuer’s obligations under the Credit Agreement are guaranteed by the Subsidiary Guarantors and are secured by a security interest in, and lien on, substantially all property (subject to certain exceptions) of the Obligors. The Issuer will have the right to prepay the Term Loan Facility at any time or from time to time on or after the Existing Convertible Senior Notes Security Date (as defined in the Credit Agreement), subject to a prepayment premium consisting of (i) the excess (if any) of (A) the present value as of such date of all interest that would have accrued on such amount of the Term Loan Facility being prepaid or repaid from such date through the Term Loan Maturity Date, plus the present value as of such date of the principal amount of such Term Loan Facility being prepaid or repaid, assuming a prepayment or repayment date of the Term Loan Maturity Date, in each case computed using a discount rate equal to the Treasury Rate (as defined in the Credit Agreement) plus 50 basis points over (B) the principal amount of such Term Loan Facility being prepaid or repaid and (ii) a prepayment fee in an amount equal to 1.0% of the principal balance of the Term Loan Facility being repaid or prepaid.

The Credit Agreement includes conditions precedent, representations and warranties, affirmative and negative covenants and post-closing conditions customary for financings of this type and size, such as, among other things, limitations on indebtedness, a minimum liquidity requirement of cash and cash equivalents of not less than $5 million at any time, liens, fundamental changes, asset sales, investments and other matters customarily restricted in such agreements. The Credit Agreement also contains customary events of default, after which the Term Loan Facility may be due and payable immediately, including, without limitation, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Issuer and its subsidiaries, change in control and lien priority.

Concurrently with the execution of, and pursuant to, the Credit Agreement, the Company also entered into (1) a subordination agreement (the “Subordination Agreement”) with Nant Capital and Airstrip Technologies, Inc. (collectively, the “Affiliated Lenders”), who are holders of certain affiliated debt of the Company, and (2) a letter agreement (the “Letter Agreement”) with certain entities affiliated with Highbridge and Nant Capital, who are holders of the Company’s 4.50% Convertible Senior Notes due 2026 (the “2026 Notes”) issued pursuant to the Indenture, dated as of April 27, 2021, by and among the Company, NaviNet, Inc. and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (the “Indenture”). The Subordination Agreement provides, among other things, that any payment of principal of, premium, if any, or interest on certain subordinated debt held by the Affiliated Lenders shall be subordinated and subject in right of payment to the prior payment of the full Term Loan Facility, whether outstanding as of the date hereof or thereafter incurred. The Letter Agreement provides that, among other things, (1) the holders of the 2026 Notes shall waive compliance with certain provisions of the Indenture, including, but not limited to, restrictions on borrowings from an affiliate lender of the Company and any current or future Default or Event of Default (as each term is defined in the Indenture) pursuant to any breach of Section 4.10 of the Indenture arising from any borrowing made by the affiliated lender to the Company, each such waiver is solely in connection with the Term Loan Facility, (2) prohibit the holders of the 2026 Notes from exercising any right to require the Company to repurchase any or all of the 2026 Notes upon the occurrence of a Fundamental Change (as defined in the Indenture) solely in connection with the Company’s common stock being delisted from the Nasdaq Global Select Market or similar securities exchange for a period beginning on the Closing Date (as defined in the Credit Agreement) and ending on the date that is five (5) months after the Closing Date, and (3) restricting the holders of the 2026 Notes from disposing of or otherwise transferring the 2026 Notes to any person other than an affiliate of such holder, until the approval of the Indenture Consent (as defined in the Letter Agreement).

On April 13, 2021, the Issuer entered into a note purchase agreement (the “Note Purchase Agreement”) with NaviNet, Inc. (the “Guarantor”) and each of the investors listed on the Schedule of Buyers thereto (the “Investors”), including Nant Capital, to issue and sell $137.5 million in aggregate principal amount of its 4.50% Convertible Senior Notes due 2026 (the “2026 Notes”) in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) of the Securities Act. The 2026 Notes were issued on April 27, 2021.

The 2026 Notes bear interest at 4.50% per annum, payable semi-annually on April 15 and October 15 of each year beginning on October 15, 2021. The outstanding principal amount and any accrued and unpaid interest are due on April 15, 2026, unless earlier repurchased, redeemed or converted. Holders of the 2026 Notes may convert all or a portion of their 2026 Notes, in multiples of $1,000 principal amount, at any time prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, the 2026 Notes will be settled in cash, shares of the Issuer’s common stock or any combination thereof at the Issuer’s option.

Upon the occurrence of a fundamental change (as defined in that certain Indenture between the Company and U.S. Bank National Association, as trustee, dated as of April 27, 2021, and amended and restated as of May 17, 2023, and as may be further amended or modified from time to time), holders may require the Company to purchase all or a portion of the 2026 Notes in principal amounts of $1,000 or an integral multiple thereof, for cash at a price equal to 100% of the principal amount of the 2026 Notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

The Issuer may prepay the outstanding promissory note, at any time, in whole or in part, without penalty. The noteholder may convert the balance of the convertible promissory note and accrued interest in whole at its option following the Conversion Price Date, which is the trading day prior to the opening of the next open trading window, as determined by the company’s board of directors in accordance with the company’s Insider Trading Policy. The conversion price is equal to the greater of (i) the NASDAQ Official Closing Price and (ii) the consolidated closing bid price of the company’s common stock on the Conversion Price Date. There is no floor on the conversion price for this convertible note, therefore, as of March 31, 2023 we cannot determine the total number of shares issuable upon conversion that may occur in the future. On May 12, 2023, the conversion price of the shares subject to the promissory note became fixed at $2.28 per share.

On April 13, 2021, the Issuer entered into a transaction with Cambridge to exchange $5.0 million of its $10.0 million in existing 5.5% convertible senior notes due 2021 for shares of Common Stock, pursuant to the Exchange Agreement.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of September 7, 2023, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, NantWorks, LLC, Nant Capital, LLC, California Capital Equity, LLC, and Patrick Soon-Shiong.

99.2	Stock Purchase Agreement, dated August 28, 2023, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on August 30, 2023).

99.3	Resale Registration Rights Agreement, dated April 27, 2021, by and among the Issuer and certain buyers, (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on April 28, 2021).

99.4	Form of Exchange Agreement, by and between the Issuer and Cambridge Equities, L.P., dated as of April 13, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on April 13, 2021).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: September 7, 2023

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

NANTWORKS, LLC

By:	/s/ Robert Morse
Its:	CFO

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of September 7, 2023, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, NantWorks, LLC, Nant Capital, LLC, California Capital Equity, LLC, and Patrick Soon-Shiong.

99.2	Stock Purchase Agreement, dated August 28, 2023, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on August 30, 2023).

99.3	Resale Registration Rights Agreement, dated April 27, 2021, by and among the Issuer and certain buyers, (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on April 28, 2021).

99.4	Form of Exchange Agreement, by and between the Issuer and Cambridge Equities, L.P., dated as of April 13, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on April 13, 2021).